UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Sigma Designs, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

826565103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thinh Q. Tran

President and Chief Executive Officer

Sigma Designs, Inc.

1221 California Circle

Milpitas, California 95035

(408) 262-9003

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Greg L. Pickrell, Esq.	Justin D. Hovey, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street	P.O. Box 7880
Palo Alto, California 94304	San Francisco, California 94120
(650) 233-4545	(415) 983-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,378,879	$678.03

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase a total of 1,186,287 shares of common stock of Sigma Designs, Inc. having an aggregate value of $22,378,879 as of May 15, 2007 will be accepted for amendment pursuant to the offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model based upon the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on May 10, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$678.03
Form or Registration No.:	SC TO-I
Filing party:	Sigma Designs, Inc.
Date filed:	May 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sigma Designs, Inc., a California corporation (the “Company”), with the Securities and Exchange Commission on May 15, 2007, relating to the offer by the Company (the “Offer”) to amend the exercise price of certain options (the “eligible options”) to purchase shares of the Company’s common stock which were granted under the Company’s Amended and Restated 1994 Stock Plan or the 2001 Employee Stock Option Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the date of the Offer and as of the last date on which the Offer remains open for acceptance. This Amendment No. 1 is being filed to attach new Exhibit (a)(1)(l), which is an email communication sent to employees on the date hereof regarding the exercise of stock options and announcing the resignation of Mark Kent, the Company’s Chief Financial Officer, as set forth in a press release attached hereto as Exhibit (a)(1)(m).

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated May 15, 2007.*

(a)(1)(b)	Email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma (incorporated by reference to Exhibit 99.1 filed with the Schedule TO-C filed by the Registrant on April 20, 2007).

(a)(1)(c)	E-mail Announcement of Tender Offer, dated May 15, 2007, including Form of Addendum.*

(a)(1)(d)	Election Form.*

(a)(1)(e)	Withdrawal Form.*

(a)(1)(f)	Form of Promise to Make Cash Payment.*

(a)(1)(g)	Forms of Confirmation E-Mail.*

(a)(1)(h)	Forms of Reminder E-Mail to Eligible Employees.*

(a)(1)(i)	Form of Amendment to Stock Option Agreements.*

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.*

(a)(1)(k)	Sigma Designs, Inc. Employee Presentation Materials.*

(a)(1)(l)	Email sent on May 21, 2007 by Mark R. Kent, Sigma’s Chief Financial Officer, to employees of Sigma regarding the exercise of stock options and announcing his resignation as Chief Financial Officer of the Company.

(a)(1)(m)	Press Release of Sigma Designs, Inc., dated May 18, 2007 announcing the resignation of Mark R. Kent as the Company’s Chief Financial Officer (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 18, 2007).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Sigma Designs, Inc. Amended and Restated 1994 Stock Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999).

(d)(2)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. Amended and Restated 1994 Stock Plan.*

(d)(3)	Sigma Designs, Inc. 2001 Employee Stock Option Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001).

(d)(4)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. 2001 Employee Stock Option Plan.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sigma Designs, Inc.

Date: May 21, 2007	/s/ Mark R. Kent
	Name:	Mark R. Kent
	Title:	Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated May 15, 2007.*

(a)(1)(b)	Email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma (incorporated by reference to Exhibit 99.1 filed with the Schedule TO-C filed by the Registrant on April 20, 2007).

(a)(1)(c)	E-mail Announcement of Tender Offer, dated May 15, 2007, including Form of Addendum.*

(a)(1)(d)	Election Form.*

(a)(1)(e)	Withdrawal Form.*

(a)(1)(f)	Form of Promise to Make Cash Payment.*

(a)(1)(g)	Forms of Confirmation E-Mail.*

(a)(1)(h)	Forms of Reminder E-Mail to Eligible Employees.*

(a)(1)(i)	Form of Amendment to Stock Option Agreements.*

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.*

(a)(1)(k)	Sigma Designs, Inc. Employee Presentation Materials.*

(a)(1)(l)	Email sent on May 21, 2007 by Mark R. Kent, Sigma’s Chief Financial Officer, to employees of Sigma regarding the exercise of stock options and announcing his resignation as Chief Financial Officer of the Company.

(a)(1)(m)	Press Release of Sigma Designs, Inc., dated May 18, 2007 announcing the resignation of Mark R. Kent as the Company’s Chief Financial Officer (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 18, 2007).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Sigma Designs, Inc. Amended and Restated 1994 Stock Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999).

(d)(2)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. Amended and Restated 1994 Stock Plan.*

(d)(3)	Sigma Designs, Inc. 2001 Employee Stock Option Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001).

(d)(4)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. 2001 Employee Stock Option Plan.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

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